

Mail Stop 3561

September 1, 2015

Lewis L. Bird III
Chief Executive Officer
At Home Group, Inc.
1600 East Plano Parkway
Plano, Texas 75074

> **Re:** **At Home Group, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted August 17, 2015**
> **CIK No. 0001646228**

Dear Mr. Bird:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Thirteen Weeks Ended May 2, 2015 …, page 61

1. We note your response to comment 25. In order to assist investors with understanding how your new stores are performing, please disclose the information contained in your response that cost of sales and margins for new stores in any particular reporting period do not materially differ from those of comparable stores.

<u>Gross Profit and Gross Margin, page 61</u>

2. We note your response to comment 26. Please provide us with more information to explain why you cannot determine whether a strong US dollar impacts the value of merchandise purchased from foreign countries or whether it has impacted your profitability.

   - Explain to us if your senior management analyzes changes in the US dollar with respect to the Company's inventory purchases and whether senior management separately evaluates the effect of such changes on inventory, cost of sales and margins. To the extent such changes in the dollar are evaluated by senior management, we believe you should revise your margin discussion to describe the analysis performed, even if the analysis is qualitative rather than quantitative.

   - Please also tell us how much of your inventory is generally comprised of repeat purchases of similar goods from the same vendors and how much of your inventory is generally comprised of either significantly new items that you have not previously carried or significantly new vendors such that you would not be able to compare prices for inventory items across time. In this regard, we note your disclosure on page 89 that you seek to build long-term relationships with your vendors, and we assume similar purchases from the same vendors over time would provide you with some insight into price changes resulting from the strengthening of the US dollar. For your repeat purchases of similar goods from the same vendors, please tell us if the cost of those goods have generally increased or decreased in 2015 as compared to 2014.

<u>Non-GAAP Financial Measures, page 63</u>

3. We note your response to comment 27. Please tell us the items discussed in your analysis of GAAP results that explain the increases in corporate overhead expenses. In this regard, we were unable to reconcile your description of changes to GAAP selling, general and administrative expense to the increase in corporate overhead expenses. If necessary, please revise footnote (j) to further explain what caused the significant increases in corporate overhead expenses in arriving at store-level adjusted EBITDA.

<u>Certain Relationships and Related Party Transactions</u>

<u>Stockholders' Agreement, page 116</u>

4. We note your response to comment 38. Please quantify the number of shares that Starr Investments has agreed to vote in the same manner as AEA.

Underwriting

The LOYAL3 Platform, page 136

5. We note your response to comment 11 and your amended disclosure. Please disclose whether LOYAL3 will be part of the offering syndicate.

Financial Statements for the Fiscal Year Ended January 31, 2015

1. Nature of Operations and Summary of Significant Accounting Policies

General

6. We note your response to comment 41. Explain to us how you complied with the disclosure requirement in Rule 4-08(e)(3)(ii) of Regulation S-X with respect to disclosing the amount of restricted net assets for your consolidated subsidiaries as of the end of the most recently completed fiscal year.

2. Property and Equipment, page F-15

7. We note your response to comment 48. Please revise your impairment of trade name discussion within MD&A on page 63 to indicate that the remaining $4 million fair value of the Garden Ridge trade name was fully amortized in fiscal 2015 over the rebranding period.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products